FEDERATED HERMES MONEY MARKET OBLIGATIONS TRUST

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

March 11, 2022

Jeremy Esperon

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549-4720

RE:

FEDERATED HERMES MONEY MARKET OBLIGATIONS TRUST (the “Registrant”)

Federated Hermes Government Obligations Fund (the “Fund”)

Philanthropic SDG Shares

1933 Act File No. 33-31602

1940 Act File No. 811-5950

Dear Mr. Esperon:

The Registrant is filing this correspondence to respond to comments of the Staff of the Securities and Exchange Commission (“Staff”), provided on March 4, 2022, regarding its Post-Effective Amendment No. 241 under the Securities Act of 1933 and Amendment No. 243 under the Investment Company Act of 1940 to the Registration Statement of the above-referenced Registrant and Fund filed on January 19, 2022.

COMMENT 1. General Comments

1.	The Registrant is responsible for the accuracy and adequacy of its disclosure notwithstanding review by the Staff.
2.	The Registrant must file its responses on EDGAR no later than 5 business days before the effective date of the Registration Statement. It is requested that the Registrant provide a courtesy notification to the Staff upon EDGAR acceptance of the correspondence.
3.	Please make sure the response includes the marked disclosure changes that the Registrant intends to make by either including specific pages of the Registration Statement with the Correspondence or by clearly indicating the revised disclosure in the Correspondence.
4.	Please note that where a comment is made in one section such comment should be addressed in all other sections where it applies in the Registration Statement.

RESPONSE:

The Registrant will respond as requested.

COMMENT 2. Prospectus - Risk/Return Summary: Fees and Expenses

In the first paragraph of the narrative disclosure preceding the table, please bold the second sentence as required by Item 3 of Form N-1A. This comment will apply to all share classes of the Fund.

RESPONSE:

The Registrant will respond as requested.

COMMENT 3. Prospectus - Risk/Return Summary: Fees and Expenses

We note Footnote 1 to the Fund’s fee table regarding estimated expenses. Supplementally, please explain the basis for estimating “Other Expenses,” which should be based on actual fund expenses.

RESPONSE:

The Registrant confirms that “Other Expenses” for the new Philanthropic SDG Shares are estimated, based, in part, on the current fiscal year expense estimates for the Fund. These estimates are further adjusted for any additional estimated expenses in connection with the operation of a new share class, which are primarily based on the Registrant’s projections regarding changes in asset levels related to the new share class.

Therefore, since the “Other Expenses” listed in the fee table are based on estimated amounts, the Registrant respectfully believes that the inclusion of the footnote as written is accurate, appropriate and in accordance with Form N-1A requirements.

COMMENT 4. Prospectus - Risk/Return Summary: Fees and Expenses

In Footnote 2 to the Fund’s fee table, please remove the references to “on their own initiative” and “voluntary” in the context of waivers and/or reimbursements in order to avoid investor confusion.

RESPONSE:

The Fund’s investment adviser (the “Adviser”) and certain of its affiliates have, voluntarily and on their own initiative, committed to waive certain amounts of their respective fees and/or reimburse expenses and entered into these agreements with the Fund’s Board unless or until the Fund’s Board approves terminating or increasing the waivers, thus creating an agreed rate that must be maintained for a year unless a change is approved by the Board. The Fund’s Fee Limit, as defined in Footnote 2, is the threshold for total fund operating expenses under the Fund’s fee waiver and/or expense reimbursement arrangements. Please note that, from time to time, there may be additional voluntary waivers, over and above the one-year committed waiver, but that those are not permitted to be reflected in the fee table per Form N-1A. Therefore, the Registrant respectfully declines to make changes to the disclosure regarding voluntary waivers and reimbursements.

COMMENT 5. Prospectus - Risk/Return Summary: Fees and Expenses Example

Please revise the parenthetical in the second sentence to remove the reference to “sales loads” since the Fund’s classes do not charge a sales charge per the fee tables.

RESPONSE:

The Registrant will revise the introductory disclosure to remove any references to sales loads (deletions are stricken):

“This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 for the time periods indicated and then redeem or hold all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that operating expenses (excluding ~~any sales loads on reinvested dividends,~~ fee waivers and/or expense reimbursements) are as shown in the table above and remain the same. The expenses used to calculate the Fund's examples do not include fee waivers or expense reimbursements. Although your actual costs and returns may be higher or lower, based on these assumptions your costs would be:”

COMMENT 6. Prospectus - Risk/Return Summary: What are the Fund’s Main Investment Strategies?

We note the following disclosure in the first paragraph:

“The Fund limits its investments to those that would enable it to qualify as a permissible investment for federally chartered credit unions as set forth in applicable federal banking regulations.”

Please consider whether the Item 9 strategy should expand upon this disclosure, particularly if it means that the Fund’s investments are more restrictive than what government money market funds are permitted to invest in under Rule 2a-7.

RESPONSE:

The Registrant supplementally responds that the sentence noted above does not materially limit or restrict the Fund’s acceptable or permissible investments beyond the limitations contained in Rule 2a-7. The sentence has historically been included in the Fund’s prospectus pursuant to Title 12, Chapter VII of the Code of Federal Regulations, which states that “[a] Federal credit union may invest in a registered investment company or collective investment fund, as long as the prospectus of the company or fund restricts the investment portfolio to investments and investment transactions that are permissible for Federal credit unions.” As such credit union-related restrictions do not otherwise materially limit or restrict the Fund’s permissible investments beyond what it permitted under Rule 2a-7, the Registrant believes that no additional disclosure is required.

COMMENT 7. Prospectus - Risk/Return Summary: What are the Main Risks of Investing in the Fund?

We note that “Interest Rate Risk” is disclosed. Please consider referencing the current low interest rate environment and its impact to the Fund either in Item 4 or in Item 9.

RESPONSE:

In response to the Staff’s comment, the Registrant reviewed the current disclosure and determined that “Interest Rate Risk” as presented in the Summary appropriately addresses the risks inherent in investments subject to interest rate fluctuation and includes the following disclosure:

“During periods when interest rates are low or there are negative interest rates, the Fund’s yield (and total return) also is likely to be lower or the Fund may be unable to maintain a positive return, or yield, or a stable NAV.”

Moreover, under “Issuer Credit Risk” in Item 9, the Registrant discloses that “[f]ixed-income securities generally compensate for greater credit risk by paying interest at a higher rate. The difference between the yield of a security and the yield of a Treasury security or other appropriate benchmark with a comparable maturity (the “spread”) measures the additional interest paid for risk. Spreads may increase generally in response to adverse economic or market conditions.” In addition, under “Additional Factors Affecting Yield” in Item 4, the Registrant discloses that “periods of very low or negative interest rates impact, in a negative way, the Fund’s ability to maintain a positive return, or yield, or pay dividends to shareholders.”

Finally, current market conditions are further discussed under “Epidemic and Pandemic Risk.” The Registrant respectfully believes that the totality of this disclosure is appropriate and responsive to the Staff’s comment and that no additional disclosure is necessary.

COMMENT 8. Prospectus - Risk/Return Summary: Performance Bar Chart and Table

We note the disclosure in the introductory paragraph of the Risk/Return Bar Chart which reads:

“It is anticipated that the expenses of the PHL class will be similar to those of the PRM class; accordingly, the performance of the PHL class is anticipated to be similar to the performance of the PRM class.”

Given that the expenses could be different, please consider deleting this sentence.

RESPONSE:

The Registrant will delete the noted sentence.

COMMENT 9: Prospectus – Risk/Return Summary: Purchase and Sale of Fund Shares

In the first paragraph, the Staff notes the reference to “sustainable investment platforms.” Please supplementally explain what a “sustainable investment platform” is.

RESPONSE:

In response to the staff’s comment, the Registrant will revise the disclosure as set forth below to clarify how intermediaries may offer the Shares. Supplementally, the Registrant notes that intermediaries may offer the Shares on proprietary electronic trading platforms that use a filtering menu to select funds or share classes that are identified by such intermediary as operating with SDG/ESG, sustainable or impact goals or purposes. These menus, as determined by the intermediary, may include or filter SDG/ESG, sustainable or impact funds (as defined by their strategy) and/or funds that include a share class such as the Fund’s proposed share class, that include a sponsor donation component tied to supporting SDG/ESG, sustainable or impact goals.

Accordingly, the Registrant has revised the disclosure as follows (deletions stricken and additions bold and underlined):

“The Philanthropic SDG Shares offered through this Prospectus are available for purchase exclusively to shareholders investing through financial intermediaries that utilize ~~certain~~ electronic trading platforms that may support a filtering menu to identify funds or share classes that such intermediary has determined in its discretion offer or provide “SDG/ESG, sustainable, or impact” goals or purposes. ~~No direct fund investments are permitted~~. ~~Omnibus accounts are not permitted; only fully disclosed and partially disclosed accounts are permitted.~~ Omnibus accounts are not permitted without prior written approval from the Fund. Fully disclosed and partially disclosed accounts are permitted. No direct fund investments are permitted.”

COMMENTS 10 through 16 relate to the following paragraph under Risk/Return Summary: Purchase and Sale of Fund Shares:

“Federated Hermes and/or its affiliates will donate 5% of the quarterly management fee revenue and administrative fee revenue attributable to the PHL class, net of any waivers (“net class revenue”) to a designated organization whose mission is aligned with one or more of the United Nations Sustainable Development Goals (SDGs). These 17 SDGs seek to advance a shared vision and to accelerate responses to global challenges in order to build more equal, inclusive and sustainable economies and societies.”

COMMENT 10: Prospectus Risk/Return Summary: Purchase and Sale of Fund Shares

Please move this disclosure from the Summary to Item 10 disclosure relating to Management, Organization, and Capital Structure.

RESPONSE:

The Registrant will move the relevant disclosure to Item 10 as requested.

COMMENT 11: Prospectus Risk/Return Summary: Purchase and Sale of Fund Shares

With respect to the use of the term “Philanthropic” in the share class name, please supplementally explain how the Board determined that this is appropriate.

RESPONSE:

The Registrant notes that the Adviser recommended and the Board, in evaluating the information, considered the appropriateness of the name of the class in light of relevant guidance applicable to fund names. In exercising its reasonable judgement, the Board determined that the class name reflected the donation component of the share class, as Federated Hermes, Inc. (or an affiliate) would make a donation out of its reasonable profits of a percentage of net revenue attributable to the class to a designated charitable organization supporting certain of the UN Sustainable Development Goals (SDGs), namely UN SDG #10, which aims to: (1) reduce inequality within and among countries, and (2) promote universal social, economic and political inclusion, particularly with a Latino focus. In addition, Federated Hermes expects that the designated charitable organization would support the goals UN SDG #4 (inclusive and quality education and promotion of lifelong learning opportunities for all) and UN SDG #8 (sustained, inclusive and sustainable economic growth, full and productive employment, and decent work for all), which are complementary to achieving UN SDG #10.

COMMENT 12: Prospectus Risk/Return Summary: Purchase and Sale of Fund Shares

Please supplementally explain whether the Board considered the donations as part of its determination of the appropriateness of the management fee of the Fund.

RESPONSE:

At its May 2021 meeting, as part its annual 15(c) review, the Board determined that the Fund’s management fee was reasonable and approved the continuation of the Fund’s investment advisory agreement.

In subsequently approving the addition of the class, the Board considered all of the relevant factors, including among other items, the net expense ratio and overall expense structure of the class.

The Adviser will present information regarding any donations made and other information that may be appropriate for the Board’s consideration as part of the 2022 annual 15(c) review process.

COMMENT 13: Prospectus Risk/Return Summary: Purchase and Sale of Fund Shares

Please supplementally explain any tax implications of the donations especially whether the Fund’s Adviser expects to receive a tax credit or deduction as a result of the donations.

RESPONSE:

Federated Hermes, Inc., the parent of the Fund’s Adviser, or an affiliate, will make the donations pursuant to the described arrangement. Should a tax credit or deduction be received as a result of the donations, it will be received by Federated Hermes, Inc. (or an affiliate) and there are not expected to be any tax implications for either the Fund or the Fund’s Adviser.

COMMENT 14: Prospectus Risk/Return Summary: Purchase and Sale of Fund Shares

Please supplementally advise the Staff as to whether any arrangement exists where an affiliate of the Fund’s Adviser will join or serve on the board of directors of the designated organization or whether any such affiliate currently serves on the board of directors of any such organization.

RESPONSE:

The Registrant confirms that no arrangement exists where an affiliate of the Fund’s Adviser will join or serve on the board of directors of the designated organization and that no affiliate currently serves on the board of directors of any such organization.

COMMENT 15: Prospectus Risk/Return Summary: Purchase and Sale of Fund Shares

Please supplementally confirm that, in subsequent registration statement updates, the Fund will disclose the amounts donated pursuant to the arrangement or that no donations were made.

RESPONSE:

In response to the comment, the Registrant reviewed the requirements under Form N-1A and does not believe that the disclosure of any such donation amounts is required for subsequent updates to the Fund’s registration statement. Furthermore, the Registrant confirms that any donation amounts would be made by Federated Hermes, Inc. (or an affiliate) and not the Fund or the Fund’s Adviser. Accordingly, the Registrant respectfully declines to commit to including any such disclosure in subsequent registration statement updates.

COMMENT 16: Prospectus Risk/Return Summary: Purchase and Sale of Fund Shares

Please supplementally confirm that the Fund will notify shareholders if the arrangement is terminated.

RESPONSE:

The Registrant confirms that in the event the arrangement is terminated, the Fund will notify shareholders and update its relevant prospectus disclosures in accordance with its obligation to continually monitor the Fund’s disclosures to ensure accuracy.

COMMENT 17: Prospectus: What are the Fund’s Principal Investments?

We note the disclosure under “Additional Information Regarding the Security Selection Process.” Please identify examples of the ESG criteria that the Fund’s Adviser considers in its investment process.

RESPONSE:

Supplementally, the Registrant notes that the Fund is not an ESG-themed fund and does not incorporate ESG factors as part of the principal strategies, or corresponding principal risks. The use of ESG factors in the security selection process is one component among many factors that have been integrated into the research process available to funds advised by the Fund’s Adviser and its affiliates. The Adviser added this disclosure in response to shareholder inquiries about how the Adviser incorporates ESG factors into the management of the Fund and other Federated Hermes funds. Accordingly, while the use of ESG factors is not a principal strategy of the fund, the Registrant believes the inclusion of this disclosure as “other information” pursuant to Form N-1A General Instruction C(3)(b) is appropriate.

The Registrant supplementally notes that, while the potential positive or negative effects of ESG factors are considered as one of many factors in the Adviser’s research process for the Fund in connection with risk assessments, the Fund does not focus in any particular area of the ESG factors and does not screen, for inclusion or exclusion, securities or issuers based on these factors. This analysis is based on a proprietary system of research used by the Adviser and its affiliates, and not directly drawn from any index or third-party organization.

COMMENT 18: Prospectus: What are the Specific Risks of Investing in the Fund?

With respect to the “Epidemic and Pandemic Risk” disclosure, please consider updating the second paragraph to the extent that any types of these government supports have ended.

RESPONSE:

The Registrant has reviewed its current risk disclosure and continues to believe that it is appropriate as presented. However, given that this disclosure appears across Federated Hermes’ complex of mutual funds, the Registrant will continue to review and assess this disclosure and, should it determine that updates are required, may do so at the Fund’s next annual update

Statement of Additional Information

COMMENT 19. Statement of Additional Information: Investment Objective (and Policies) and Investment Limitations

The Staff notes the following policy under “Issuing Senior Securities and Borrowing Money”:

“The Fund may borrow money, directly or indirectly, and issue senior securities to the maximum extent permitted under the Investment Company Act of 1940 (“1940 Act”).”

Please include disclosure providing a brief explanation of what is permissible under the 1940 Act.

RESPONSE:

The Registrant will add the following disclosure (additions bold and underlined) to the section “Additional Information”:

“Additional Information

As a matter of non-fundamental investment policy regarding certain of the Fund’s investment restrictions, please note the following additional information.

Except with respect to borrowing money, if a percentage limitation is adhered to at the time of investment, a later increase or decrease in percentage resulting from any change in value or net assets will not result in a violation of such limitation. The Fund will not purchase any securities while borrowings in excess of 5% of its total assets are outstanding.”

COMMENT 20: Statement of Additional Information: Investment Objective (and Policies) and Investment Limitations

The Staff notes the following bolded disclosure in this section:

“The above limitations cannot be changed unless authorized by the Board and by the “vote of a majority of the Fund’s outstanding voting securities,” as defined by the 1940 Act. The following limitations, however, may be changed by the Board without shareholder approval. Shareholders will be notified before any material change in these limitations becomes effective.”

Please disclose the specific voting requirement as defined in the 1940 Act.

RESPONSE:

The Registrant will make the following revisions (additions bold and underlined):

“The above limitations cannot be changed unless authorized by the Board and by the “vote of a majority of the Fund’s outstanding voting securities,” as defined by the 1940 Act, which means the lesser of (a) 67% of the shares of the Fund present or represented by proxy at a meeting if the holders of more than 50% of the outstanding shares are present or represented at the meeting or (b) more than 50% of outstanding shares of the Fund. The following limitations, however, may be changed by the Board without shareholder approval. Shareholders will be notified before any material change in these limitations becomes effective.”

Part C – Other Information

COMMENT 21. Item 28(a) Declaration of Trust

We provide the following comments on the Registrant’s Declaration of Trust, filed under Item 28(a), specifically with respect to Article VIII Miscellaneous and Section 8.9 Derivative Actions thereunder. Section 8.9 describes, in addition to any requirements applicable to shareholders of a Massachusetts business corporation, that a Shareholder or Shareholders may bring a derivative action on behalf of the Registrant only if certain conditions are met.

1.	Please disclose these provisions in the Fund’s Prospectus.
2.	Disclosure in the Prospectus should indicate that the provisions in the following sub-items do not apply to claims arising under Federal Securities Laws:

Section 8.9 (b) – First sentence only: Such demand shall be executed by or on behalf of no fewer than three complaining Shareholders, each of which shall be unaffiliated and unrelated (by blood or marriage) to any other complaining Shareholder executing such demand.

Section 8.9 (d) – The Trustees shall be entitled to retain counsel or other advisers in considering the merits of the request and shall require an undertaking by the Shareholder(s) making such request to reimburse the Trust for the expense of any such advisers in the event that the Trustees determine not to bring such action; and

Section 8.9 (e) – For purposes of this Section 8.9, the Board of Trustees may designate a committee to consider a Shareholder demand. Such committee shall be entitled to retain counsel or other advisers in considering the merits of the request and shall require an undertaking by the Shareholder(s) making such request to reimburse the Trust for the expense of any such advisers in the event that the committee determines not to bring such action;

Section 8.9 (f) – If the demand has been properly made pursuant to this paragraph (a) of this Section 8.9, and a majority of the Trustees, including a majority of the Trustees who are not Interested Persons of the Trust, or, if a committee has been appointed, a majority of the members of such committee, have considered the merits of the claim and have determined that maintaining a suit would not be in the best interests of the Trust or the affected Series, as applicable, the demand shall be rejected and the complaining Shareholders shall not be permitted to maintain a derivative action unless they first sustain the burden of proof to the court that the decision of the Trustees, or committee thereof, not to pursue the requested action was inconsistent with the standard required of the Trustees or committee under applicable law; and

Section 8.9 (g) – First sentence only: No Shareholder may bring a direct action claiming injury as a Shareholder of the Trust, or any Series or Class thereof, where the matters alleged (if true) would give rise to a claim by the Trust or by the Trust on behalf of a Series or Class, unless the Shareholder has suffered an injury distinct from that suffered by Shareholders of the Trust, or the Series or Class, generally.

RESPONSE:

The Registrant has considered the Staff’s comments and neither believes that disclosure regarding such information is contemplated or required by Form N-1A nor that disclosure of such governing document provisions is useful for shareholders. Therefore, the Registrant respectfully declines to make the requested revisions to the Fund’s Prospectus.

Questions on this letter or requests for additional information may be directed to me at 412-288-8652 or at Allison.Miller@FederatedHermes.com.

Very truly yours,

/s/ M. Allison Miller
M. Allison Miller
Senior Paralegal